Exhibit 99.1

TALEND S.A.

A French limited liability company (société anonyme) with share capital of €2,289,694.32

Registered Office: 9, rue Pages — 92150 Suresnes, France

484 175 252 R.C.S. Nanterre

(the “Company”)

MEETING NOTICE

COMBINED GENERAL SHAREHOLDERS’ MEETING

OF JUNE 6, 2017

Talend’s shareholders are hereby notified that they are invited to attend the Combined General Shareholders’ Meeting to be held on June 6, 2017 at 2:30 p.m., at the Company’s registered office at 9, rue Pages, 92150 Suresnes, France, in order to discuss the following agenda:

Agenda proposed for the Ordinary General Shareholders’ Meeting

1.              Board of Directors’ management report and presentation by the Board of Directors of the annual financial statements for the year ended December 31, 2016.

2.              Statutory Auditors’ reports on the financial statements for the year ended December 31, 2016 and on the agreements described under articles L. 225-38 et seq. of the French Commercial Code.

3.              Approval of the annual financial statements for the year ended December 31, 2016 — Full discharge to the Directors and Statutory Auditors.

4.              Allocation of earnings for the year ended December 31, 2016, reconstitution of the Company’s net equity.

5.              Allocation of the amount recorded in the “unavailable reserve” account to “retained earnings”.

6.              Group Management report and presentation by the Board of the consolidated financial statements for the year ended December 31, 2016.

7.              Statutory Auditors’ report on the consolidated financial statements for the year ended December 31, 2016.

8.              Approval of the consolidated financial statements for the year ended December 31, 2016.

9.              Examination of the agreements described under articles L. 225-38 et seq. of the French Commercial Code.

10.       Ratification of the provisional appointment of Mr. Steven Singh as a Director.

11.       Ratification of the provisional appointment of Ms. Nanci Caldwell as a Director.

12.       Approval of the 2017 stock option  plan adopted by the Board of Directors at its meeting on April 20, 2017.

13.       Setting of the amount of Directors’ fees allocated to the Board of Directors.

Agenda proposed for the Extraordinary General Shareholders’ Meeting

14.       Amendment to article 4 “registered office” of the Bylaws to comply with applicable legal provisions.

15.       Authorization to be given to the Board of Directors to grant Company share subscription or purchase options, in accordance with the provisions of articles L. 225-177 et seq. of the French Commercial Code.

16.       Delegation to be granted to the Board of Directors to issue and allocate free employee warrants, with waiver of shareholders’ preferential subscription rights, for the benefit of Company employees and managers, or of a company in which the Company holds at least 75% of capital or voting rights.

17.       Authorization to be given to the Board of Directors to carry out the free allocation of existing or newly issued shares, in accordance with the provisions of articles L. 225-197-1 et seq. of the French Commercial Code.

18.       Delegation to be granted to the Board of Directors to issue and allocate warrants, with the waiver of shareholders’ preferential subscription rights, in favor of a category of persons who meet specified characteristics.

19.       Setting of an overall ceiling on the amount of issuances that can be carried out by virtue of the authorizations to grant the above-mentioned options, free shares, employee warrants and warrants.

20.       Delegation to be granted to the Board of Directors for the purpose of increasing the share capital by issuing Company shares for the benefit of employees who are members of a Company savings plan, established in accordance with articles L. 3332-1 et. seq. of the French Commercial Code.

21.       Delegation to be granted to the Board of Directors to increase the share capital through the issuance of shares, with the waiver of shareholders’ preferential subscription rights, in favor of a first category of persons who meet specified characteristics.

22.       Delegation to be granted to the Board of Directors to increase the share capital through the issuance of shares, with the waiver of shareholders’ preferential subscription rights, in favor of a second category of persons who meet specified characteristics.

23.       Setting of an overall ceiling on the amount of issuances that can be carried out by virtue of the delegations set forth in points 20-22 above.